Exhibit 12

Genworth Financial, Inc.

Statement of Ratio of Income to Fixed Charges

(Dollar amounts in millions)

	Nine months ended September 30, 2014	Years ended December 31,

		2013	2012	2011	2010	2009
Income (loss) from continuing operations before income taxes and accounting changes	$(353)	$1,050	$606	$130	$(143)	$(925)
Less: income attributable to noncontrolling interests before income taxes	190	210	270	190	199	87

Income (loss) from continuing operations before income taxes and accounting changes and excluding income attributable to noncontrolling interests	$(543)	$840	$336	$(60)	$(342)	$(1,012)

Fixed charges included in income (loss) from continuing operations:
Interest expense	$348	$482	$467	$496	$454	$393
Interest portion of rental expense	9	13	14	15	14	13

Subtotal	357	495	481	511	468	406
Interest credited to investment contractholders	552	738	775	794	841	984

Total fixed charges from continuing operations	$909	$1,233	$1,256	$1,305	$1,309	$1,390

Income from continuing operations available for fixed charges (including interest credited to investment contractholders)	$366	$2,073	$1,592	$1,245	$967	$378

Ratio of income from continuing operations available for fixed charges to fixed charges from continuing operations (including interest credited to investment contractholders)	0.40	1.68	1.27	0.95	0.74	0.27

Income (loss) from continuing operations available for fixed charges (excluding interest credited to investment contractholders)	$(186)	$1,335	$817	$451	$126	$(606)

Ratio of income (loss) from continuing operations available for fixed charges to fixed charges from continuing operations (excluding interest credited to investment contractholders)	(0.52)	2.70	1.70	0.88	0.27	(1.49)

For the nine months ended September 30, 2014 and the years ended December 31, 2011, 2010, and 2009, our deficiency in income from continuing operations necessary to cover fixed charges was $543 million, $60 million, $342 million and $1,012 million, respectively.